SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                 CNB Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $10.00 Per Share
                         (Title of Class of Securities)

                                   12612R 10 5
                                 (CUSIP Number)

                               W. Jennings Duncan
                                1400 Third Avenue
                                Conway, SC 29526
                            Telephone: (843) 248-5721



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1 (b)(3) or (4), check the following box.[_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12612R 10 5                13D                       Page 2 of 4 Pages

1. Name of Reporting Person: W. Jennings Duncan (individually and as the Personal Representative of the estates of Harriette B. Duncan and Willis J. Duncan)

     I.R.S.  Identification  No. of Above  Person  (Entities  Only).

2.   Check the Appropriate Box If a Member of Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [_]

3. SEC Use Only
4. Source of Funds (See Instructions)

             OO

5.   Check Box If Disclosure of Legal  Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [_]

6.     Citizenship or Place of Organization

            U.S.A.
                      7.   Sole Voting Power
                                44,414 (see Item 5)
       Number         8.   Shared Voting Power
     of Shares                  -0-
    Beneficially
      Owned By        9.   Sole Dispositive Power
        Each                    11,810 (see Item 5)
     Reporting
    Person With
                    10.    Shared Dispositive Power
                                32,604 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            44,414 (see Item 5)

12.    Check Box If the Aggregate Amount in Row (11) Excludes                |_|
       Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

            5.7% (see Item 5)

14. Type of Reporting Person (See Instructions)

            IN

CUSIP No. 12612R 10 5                   13D                    Page 3 of 4 Pages


        Items 2, 4, 5 and 7 of Amendment No. 1 to Schedule 13D filed on March 22, 2006, by Willis J. Duncan and W. Jennings Duncan are hereby amended and restated in their entirety, due to: (a) the death of Harriette B. Duncan on March 1, 2006 and the appointment, on March 15, 2006, of W. Jennings Duncan as the personal representative of her estate; (b) the death of Willis J. Duncan on May 31, 2006 and the appointment, on June 15, 2006, of W. Jennings Duncan as the personal representative of his estate; (c) the completion of the 2006 Annual Meeting of Shareholders and election of the slate of director candidates supported by Mr. Duncan; and (d) the settlement of the lawsuit brought by Mr. Duncan against certain former officers and directors of the Issuer. This amendment is filed by W. Jennings Duncan.

Item 2. Identity and Background

         This statement is filed by W. Jennings Duncan (individually and as the Personal Representative of the estates of Harriette B. Duncan and Willis J. Duncan). The name, address, business or residence address and present principal occupation of Mr. Duncan is as follows: Name Address Occupation

------------------------   --------------------    -----------------------------
W. Jennings Duncan         515 Tenth Avenue        President of CNB Corporation
                           Conway, SC 29526        1400 Third Avenue
                                                   Conway, SC 29526

        During the last five years, to the best of his knowledge, Mr. Duncan has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Duncan is a citizen of the U.S.A.

Item 4. Purpose of Transaction

        Except for actions previous reported and accomplished, Mr. Duncan has no plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer

         (a) As of February 15, 2007, Mr. Duncan beneficially owned 44,414 shares of Common Stock of the Issuer or 5.7%

         (b) Mr. Duncan beneficially owns 44,414 shares of Common Stock, including 13,638 shares that he has the sole power to vote in his capacity as the personal representative of the estate of Harriette B. Duncan and 18,966 shares that he has the sole power to vote in his capacity as the personal representative of the estate of Willis J. Duncan (as personal representative of the estates, Mr. Duncan could sell shares of Common Stock in each estate having aggregate value of $5,000 or more only with prior court approval). Mr. Duncan has sole voting and dispositive power over 11,810 shares of Common Stock.

CUSIP No. 12612R 10 5                     13D                  Page 4 of 4 Pages




(c) No transactions in shares of Common Stock were effected by Mr. Duncan in the past sixty days.

Item 7. Material to Be Filed as Exhibits

        None

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2007

                            W. Jennings Duncan:

                            /s/ W. Jennings Duncan
                            ----------------------------------------------------
                            (individually and as the Personal Representative of the estates of Harriette B. Duncan and Willis J.
                             Duncan)